July 28, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara L. Ransom, Assistant Director
Lilyanna Peyser, Special Counsel
Liz Walsh, Staff Attorney

Re:	HealthEquity, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-196645

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that we have distributed approximately 5,025 copies of the Preliminary Prospectus dated July 17, 2014 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 30, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

WELLS FARGO SECURITIES, LLC

As representatives of the

several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Ravi Sachdev
Name: Ravi Sachdev
Title: Managing Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]